News Release

Burcon JV Company, Merit Functional Foods, Receives Co-Investment
from Protein Industries Canada to Develop High-Quality Meat
Alternatives

Vancouver, British Columbia, November 8, 2021 - Burcon NutraScience Corporation ("Burcon or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of plant-based proteins for foods and beverages, is pleased to share that its joint venture company, Merit Functional Foods Corporation ("Merit Foods"), received a co-investment from Protein Industries Canada, which will see Merit Foods' best-in-class pea and canola protein ingredients incorporated into new high-quality plant-based meat alternative products.

Merit Functional Foods, Winecrush Technology, Wamame Foods and Wismettac Asian Foods are partnering to develop and distribute a line of meat alternatives to pork and Wagyu beef.  The project involves Merit Foods and Winecrush Technology providing their respective plant-based ingredients for the innovative new meat alternative products, which will be sold under Wamame Foods' Waygu brand, as well as co-branded private label under Wismettac Asian Foods' line of products.  The new line of meat alternatives are expected to be distributed throughout Europe, Asia and North America.

A total of $7.6 million is being invested into the project with Protein Industries Canada providing one-half of the total investment into the project.

"Meat alternatives is the largest category of plant-based foods globally and continues to see strong growth.  We are thrilled that Merit's best-in-class protein ingredients will be utilized in these unique and sustainable high-quality meat alternative applications," said Johann F. Tergesen, Burcon's president and chief executive officer, adding, "This additional funding support from Protein Industries Canada will help to strengthen Merit Foods' position as the premier Canadian producer of innovative plant-based protein ingredients for the global food and beverage markets."

Read the full news release from Protein Industries Canada here

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins for foods and beverages. With over two decades of experience formulating high-purity proteins that have superior functionality, taste and nutrition, Burcon has amassed an extensive patent portfolio covering its novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed, among other plant sources. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has since built a state-of-the-art protein production facility in Manitoba, Canada that is producing, under license from Burcon, best-in-class pea and canola proteins for the food and beverage industries. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations adverse general economic, market or business conditions; regulatory changes; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2021 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Manager, Business Development and IRO

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM